Exhibit 99.1
PRESS RELEASE

Infosys Completes Acquisition of Lodestone Holding AG

Agreement creates world-class team to accelerate transformation and innovation-led growth

Bangalore; 22 October, 2012 – Infosys, a global leader in consulting and technology, today announced it has completed the acquisition of Lodestone Holding AG, a leading management consultancy based in Switzerland.

The acquisition is in accordance with the terms set out in the agreement announced on September 10. The deal strengthens the management consulting capabilities of Infosys around the world, adding more than 750 experienced consultants and 200 clients in wide-ranging areas such as manufacturing and the automotive and life sciences industries.

“Our clients are looking for help driving the transformations that will allow them to be successful in a challenging and dynamic market,” said Mr. S.D. Shibulal, CEO & Managing Director, Infosys. “Combining our global scale with Lodestone’s consulting heritage creates a world-class team that can bring clients a broad spectrum of capabilities across consulting, systems integration, and outsourcing.”

About Infosys

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19 among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals. Visit www.infosys.com and see how Infosys (NASDAQ: INFY), with its 150,000+ people, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarters ended September 30, 2011, December 31, 2011 and June 30, 2012.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

For further information please contact:

EMEA Paul de Lara Infosys Ltd., United Kingdom Phone: +44 2075162748 Paul_delara@infosys.com	Asia Pacific Sarah Vanita Gideon Infosys Ltd., India Phone: +91 80 4156 4998 Sarah_Gideon@infosys.com
Australia Cristin Balog Infosys Ltd., Australia Phone: +61 3 9860 2277 Cristin_Balog@infosys.com	Americas Danielle D’Angelo Infosys Ltd., United States Phone: +1 510 859 5783 Danielle_DAngelo@infosys.com